Exhibit 99.13

STATEMENT BY THE BOARD OF DIRECTORS ON EVENTS HAVING A MATERIAL EFFECT ON THE POSITION OF YIT CORPORATION AFTER THE PREPARATION OF THE HALF-YEAR REPORT JANUARY 1 – JUNE 30, 2017

Pursuant to Chapter 16, Section 11, sub-section 1, paragraph 6 of the Finnish Companies Act, a company participating in a merger shall make available to shareholders at the headquarters or website of the company as well as at the general meeting a statement by the board of directors of each company participating to the merger on events having a material effect on the company’s position after the company’s financial statements or interim report.

As abovementioned statement made in accordance with Chapter 16, Section 11, sub-section 1, paragraph 6 of the Finnish Companies Act, the board of directors of YIT Corporation states that events having a material effect on the company’s position after the company’s Half-Year Report January 1 – June 30, 2017, published on July 27, 2017, are presented in said Half-Year report as well as the stock exchange releases and investor news published by the company.

Said Half-Year Report, stock exchange releases and investor news are available on the company’s website at www.yitgroup.com/en/media. Paper copies of the Half-Year Report as well as the stock exchange releases and investor news published after the preparation of the Half-Year Report are available enclosed to this statement at the extraordinary general meeting to be held on September 12, 2017.

Otherwise the operations of the company have, since the preparation of the January 1 – June 30, 2017 Half-Year Report, been carried out in the ordinary course and no matters having a material effect on the position of the company have occurred.

Helsinki, 8.8., 2017

YIT CORPORATION

Board of Directors

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act. YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this document may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non -U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court. Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.